Zi Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations
For The Three and Nine Month Periods Ended September 30, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2003, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 12, to the unaudited interim consolidated financial statements. All financial information herein is presented in Canadian dollars, except per share data, and except as otherwise indicated.

Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements. As such, as required under Canadian securities legislation, the previously filed 2003 unaudited interim consolidated financial statements and their related MD&A are to be refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at September 30, 2003 and December 31, 2002. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.

Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures.

The effects on net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 12 to the unaudited interim consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see the Company using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause Zi's actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors".

Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management on the date the statements are made. Although the Company believes that the forward-looking statements presented in this document are reasonable, Zi does not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and Zi does not assume responsibility for failure to do so. The Company does not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in BluetoothTM, VoIP and man-machine interface design to the telecommunications industry.

Executive Summary of Operating Results

Three Months Ended September 30, 2003
(thousands of CDN$ except per share amounts)	2003	2002
Revenue	$ 3,641	$ 3,467
Gross margin	3,551	2,965
Net loss from continuing operations	(472)	(15,790)
Per share - basic and diluted	(0.01)	(0.42)
Net loss	(472)	(21,244)
Per share - basic and diluted	$ (0.01)	$ (0.56)
Outstanding shares, weighted average	39,319,269	37,917,098
Outstanding shares, end of period	39,325,560	37,919,250

All dollar amounts are in Canadian dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Zi is pleased to report that the Company made substantial progress on virtually all fronts during the third quarter of this year. Third quarter revenues in the Zi Technology business were up 39 percent year over year, net loss for the three months declined sharply to $0.01 loss per share from the prior year period. Zi's entire team is doing an excellent job of executing the Company's business plan as these results clearly demonstrate.

Zi recently announced the promotion of Mike Donnell to President and Chief Executive Officer of Zi Corporation. Michael Lobsinger will remain on as the Company's Chairman. The decision to promote Mr. Donnell was made as he has demonstrated considerable insight into the needs of the global wireless industry, and as Zi's President and Chief Operating Officer, he played a key role in the significant operational progress the Company made over the last four months.

Mr. Donnell's vision of establishing Zi as the market leader in predictive text technology and leveraging that technology into new applications and markets within the wireless industry has had an immediate and positive impact on the Company's operations and Zi's long term focus and strategy. Both Mr. Donnell and Mr. Lobsinger share the same vision for the Company and the same commitment to building a growing and profitable business.

On a company wide basis, total revenues for this year's third quarter and nine months were $3.6 million and $9.8 million, respectively, compared to total company wide revenues of $3.5 million and $8.8 million for the prior year periods, which included approximately $900,000 and $2.1 million, respectively, from e-Learning operations divested in the fourth quarter of last year.

The net loss for the 2003 third quarter declined to $472,068, or a loss per share of $0.01, from a net loss of $21.2 million, or a loss per share of $0.56, for the third quarter of 2002. For the first nine months of 2003, the net loss dropped to $4.3 million, or a loss per share of $0.11, from a net loss for the 2002 nine months of $33.8 million, or a loss per share of $0.89. The net losses for the same periods last year included losses from discontinued operations of $5.4 million and $9.1 million, respectively, and significant provisions for a number of one-time and non-recurring items totaling $11.5 million and $12.2 million, respectively.

Revenues from the Company's core Zi Technology business for the 2003 third quarter were $3.4 million, up from $2.5 million in last year's third quarter, and for the first nine months of this year revenues rose 47 percent to $9.4 million from $6.4 million for the comparable year-earlier period. This year's third quarter revenues were up 52 percent from $2.3 million in the second quarter of 2003. The Company is very encouraged by the operating profit in the Zi Technology business, which was approximately $700,000 in the third quarter of 2003 and approximately $1.0 million for this year's first nine months.

In this year's third quarter, the year-over-year and sequential revenue growth rates in the Zi Technology business benefited from the steady implementation of the Company's strategy to grow the business in key world markets, which included continued expansion into North and Latin America; further penetration of the Asian wireless market and customer base; and expansion into additional telecom markets such as the Chinese Handyphone System (PHS) market. This year's revenue growth continued despite the negative effects of the industry wide oversupply of handsets and the SARS epidemic in the Asian market.

As of the end of this year's third quarter, the Company had signed a total of 92 licensees, up from 62 licensees at the end of the 2002 third quarter, and 37 of those licensees were paying us royalties during the quarter, which is nearly a 70 percent increase in the number of royalty paying licensees over last year's third quarter. Zi's customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs). A total of 57 new handset models embedded with eZiText® were released by customers during the third quarter of 2003, substantially increasing the cumulative total as of the end of the quarter to 345 compared to 145 a year earlier.

In addition to significantly improved top and bottom line results, Zi also made a number of other important gains in its Zi Technology business during the last several months. Zi is increasingly winning business in competitive situations and continues to sign important licensing agreements with key customers. Zi is working diligently to set the stage for a number of key future strategic initiatives and relationships, which could positively impact the Company's business going forward.

On the product front, Zi further advanced the development of its core technologies in this year's third quarter with the roll-out of Version 6 of eZiText and Version 2 of eZiTapTM to key customers and new licensees around the world. Zi collaborated with and listened closely to its customers, focusing Version 6 development efforts on delivering enhanced languages and end-user functionality while reducing overall memory consumption. Zi also concentrated on improving customer service by deploying additional technical support, tools and documentation to shorten the implementation time of products and reduce customers' engineering efforts. Ultimately, this improves customers' product time-to-market and positively impacts Zi's top and bottom lines.

Zi is leveraging its position as a leading text input provider with strong distribution channels and have recently expanded the Company's product offering with the introduction of a downloadable version of the eZiTap application for Sony Ericsson's product line of P800 and P900 smart phones. The eZiTap download product has received very positive feedback and strong support from end users.

The introduction of the download product is in line with Zi's path to deploy eZiNetTM, which is the Company's roadmap to enable Zi technologies to be applied across the handset as well as integrated onto a network, expanding Zi's market reach to wireless carriers through both the embedded and download spaces.

The Company would also like to share its perspective on the growth of Zi's business in relation to other technology businesses and the wireless industry. Zi has been identified among the fastest growing companies in North America with its inclusion on the 2003 Deloitte Technology Fast 500 ranking with a five-year revenue growth rate of 729 percent. And, when compared against wireless industry growth rates, Zi is growing at a faster rate than the overall wireless market. According to Strategy Analytics, overall mobile phone sales rose 23 percent in this year's third quarter from the year-earlier period whereas Zi Technology revenues in the 2003 third quarter were up 39 percent from the prior-year period.

Industry analysts forecast further industry growth will increasingly come from innovations which will sustain demand in areas of the world with established wireless markets and from the continuing rise of emerging markets such as India, Russia, China and Brazil. While Zi's position in the Chinese market continues to increase, the Company is also seeing an ongoing expansion of its products into other world markets as the Company seeks new product opportunities with its current distribution channels. Zi is strongly positioned to capture these opportunities through continued strides in addressing smart phone innovations, investing in developing products and languages, and forming deeper relationships with other industry leading technology providers to better deliver ZI's software to manufacturing customers.

As the Company looks forward, Zi now has an operating infrastructure and cost base that will support further growth in revenue without the need for significant expense increases. This means that even though the Company may need to invest additional resources at times to meet specific revenue opportunities, as Zi generates incremental revenue it will have an increasingly positive impact on the Company's bottom line. While Zi still faces a number of business and market challenges over the coming months, the Company is well positioned to achieve it's goals of becoming profitable and over time establishing the Company as the market leader.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Going Concern Basis

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the next twelve months. The Company has incurred operating losses over the past three years. On December 6, 2002, the Company settled a judgment in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 10. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$0.75 million due January 2004.

Continuing operations are dependent on the Company being able to pay the remaining installment payment due under the settlement agreement with AOL, raise additional financing and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payment due under the terms of the settlement agreement with AOL, raise additional capital, increase revenue and continue as a going concern.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high-risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancelable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan, which is further described in note 10 to the Company's audited consolidated financial statements. The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Discontinued Operations

On June 30, 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business segment. Accordingly, the results of operations of this business were accounted for on a discontinued basis as at June 30, 2002. On July 1, 2002, the Company announced that it had executed a letter of intent to sell Zi Services. On October 31, 2002, the letter of intent expired. Management determined that the carrying value of Zi Services was no longer recoverable with certainty. As a result, in 2002 the Company recorded a provision of $4.4 million to cover non-recoverability of costs. Combined operating losses and provision for non-recoverable costs amounted to $9.1 million. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on related business activities.

Three months ended September 30, 2003 compared to September 30, 2002

Revenue

Revenue from the core technology business segment increased 39 percent to $3.4 million in the three months ended September 30, 2003 compared to the same period a year earlier. Total revenue from all segments for the three-months ended September 30, 2003 was $3.6 million, an increase of $0.2 million over third quarter revenue a year earlier. Excluding revenue from Magic Lantern, which was divested in November 2002, the year over year increase would be $1.1 million, or 41 percent. During the third quarter of this year, the Company earned royalties from 37 licensees compared to 22 in the same period a year earlier. In the three months ended September 30, 2003, 57 new handset models embedded with eZiText were released by OEMs and ODMs into the market, bringing the cumulative total as of that date to 345 compared to 145 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.2 million for the 2003 quarter, a decrease of $0.8 million over the same period in 2002, reflecting, primarily, the divestiture of Magic Lantern. Gross margin was $3.6 million for the third quarter of 2003, an increase of 20 percent over last year's level of $3.0 million. Gross margin this quarter is 98 percent of revenue compared to 86 percent in the third quarter of the prior year. The increase in gross margin as a percentage of revenue reflects higher margins from license fees compared to those in the e-learning business.

Operating costs and expenses

Selling, general and administrative expense ("SG&A") in the three months ended September 30, 2003 declined to $2.5 million from $5.2 million in the three months ended September 30, 2002. The decrease is due principally to the absence of Magic Lantern SG&A as a result of its sale, a reduction in Oztime related SG&A, and a decrease in costs associated with the Company's corporate group. Litigation and legal costs have decreased from $7.1 million in the prior year third quarter to $0.3 million in this year's third quarter reflecting legal defense and settlement costs that were incurred last year, as discussed in note 10 "Contingent Liabilities and Guarantees" to the Company's September 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.3 million, quarter over quarter, to $0.8 million, reflecting the substantial completion of development of the Company's eZiText and eZiTap applications, offset by increased spending on language data bases. Depreciation and amortization decreased by $0.6 million in the third quarter of 2003 compared to the same period a year earlier reflecting reduced levels of un-amortized software development costs. The impairment of goodwill reported at September 30, 2002 was goodwill related to the purchase of Oztime.

Net loss from continuing operations was $0.5 million for the three-month period ended September 30, 2003 compared to $15.8 million a year earlier. The net loss from continuing operations in the current period, excluding the effects of foreign exchange, includes: $0.7 million operating income from the Zi Technology business segment; $0.3 million loss from the e-Learning business segment; and $0.9 million loss for other corporate related costs including public company operating costs and ongoing legal fees associated with financing, share ownership and protecting intellectual property.

For the three months ended September 30, 2002, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently disposed of in the fourth quarter of 2002.

Net loss was $0.5 million in the three months ended September 30, 2003 compared to $21.2 million for the same period a year earlier. The principal reasons for the improvement were no corresponding loss from discontinued operations, litigation and write off of intangible assets; and reduced SG&A, product research and development, and depreciation and amortization.

Liquidity and capital resources

At September 30, 2003, the Company held $0.9 million in cash and cash equivalents. Cash applied to operations was $1.1 million for the three months ended September 30, 2003 and $4.6 million for the same period in 2002.

The decrease of $3.5 million in cash applied to operations represents, principally, increased revenue of $0.2 million, decreased SG&A of $2.7 million, decreased product research and development expense of $0.3 million, and other net items of $0.3 million.

Nine months ended September 30, 2003 compared to September 30, 2002

Revenue

Revenue from the core technology business increased 47 percent to $9.4 million for the nine months ended September 30, 2003. Total revenue from all segments for the nine months ended September 30, 2003 was $9.8 million, an increase of $1.0 million over the same period revenue a year earlier. Excluding revenue from Magic Lantern, which was divested in November 2002, the year over year increase would be $3.1 million, or 46 percent.

For the nine months ended September 30, 2003, the Company earned royalties from 40 eZiText licensees compared to 22 in the same period a year earlier. In the nine months ended September 30, 2003, 129 new handset models embedded with eZiText were released into the market, bringing the cumulative total as of that date to 345 compared to 145 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.5 million for the nine months ended September 30, 2003, a decrease of $2.0 million over the same period in 2002, reflecting primarily, the divestiture of Magic Lantern. Other product revenue for the nine months ended September 30, 2003 was revenue substantially from Oztime.

Gross margin was $9.4 million for the first nine months ended September 30, 2003, an increase of 24 percent over the same period of last year's level of $7.6 million. Gross margin is 96 percent of revenue compared to 86 percent for the same period of the prior year. The increase in gross margin as a percentage of revenue reflects higher margins from licensing fees compared to those in the e-learning business segment.

Operating costs and expenses

SG&A in the nine months ended September 30, 2003 decreased to $8.5 million from $12.9 million in the nine months ended September 30, 2002. The decrease is comprised principally of the absence of Magic Lantern following its sale, a reduction in Oztime related SG&A and a decrease in costs associated with the Company's corporate group. Litigation and legal costs have decreased from $8.8 million for the nine months ended September 30, 2002 to $0.7 million for the nine months ending September 30, 2003 reflecting legal defense and settlement costs that were incurred last year, as discussed in note 10 "Contingent Liabilities and Guarantees" in the Company's September 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $1.3 million year over year to $2.2 million reflecting the substantial completion on development on the Company's eZiText and eZiTap applications, offset by increased spending on language data bases.

Depreciation and amortization decreased by $1.5 million in the nine months ended September 30, 2003 compared to the same period a year earlier. The decrease in depreciation and amortization reflects the reduced levels of un-amortized software development costs. The impairment of goodwill reported at September 30, 2002 was goodwill related to the purchase of Oztime.

For the nine months ended September 30, 2003, other interest expense from continuing operations includes interest on a note payable of US$3.24 million until its refinancing on May 7, 2003 and on US$1.94 million until June 20, 2003 after which the note was repaid.

Net loss from continuing operations was $4.3 million for the nine months ended September 30, 2003 compared to $24.7 million a year earlier. The net loss from continuing operations in the current period includes: $1.0 million operating profit from the Zi Technology business segment; $1.1 million loss from the e-Learning business segment; and $3.3 million loss for other corporate costs including public company operating costs and debt financing costs.

For the nine months ended September 30, 2003, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently disposed of in the fourth quarter of 2002.

Net loss was $4.3 million compared to $33.8 million for the same period a year earlier. The principal reasons for the improvement were no corresponding losses from discontinued operations, litigation and write off of intangible assets; and reduced SG&A, product research and development and depreciation and amortization.

Liquidity and capital resources

At September 30, 2003, the Company held $0.9 million in cash and cash equivalents.

Cash flow applied to operations was $3.2 million for the first nine months ended September 30, 2003 and $11.9 million for the same period in 2002. The decrease of $8.7 million in cash applied to operations represents, principally, increased revenue of $1.0 million, decreased SG&A of $4.4 million, decreased product research and development expense of $1.3 million and other net items of $2.0 million.

Cash utilization in the first nine months ended September 30, 2003 has averaged nearly $1.1 million per quarter. Cash on hand at September 30, 2003 was approximately $0.9 million. In order for the Company to continue its operations, costs associated with Oztime need to be addressed and revenues increased. The disposition of Oztime is underway and debt has been repaid. The Company's capital requirements in addition to its operating requirements include the final payment under the AOL Time Warner ("AOL") settlement, and continued investment in its software development program.

The Company will be required to raise capital in order to fund these capital items.

Risks and uncertainties

Zi Corporation is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" to the Company's September 30, 2003 interim consolidated financial statements, continued operations are dependent on the Company being able to pay the remaining scheduled installment payment due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  Zi's continuing as a going concern due to history of operating losses and uncertainty of future profitability;

  uncertainty as to the degree of and continuing market acceptance of Zi's products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  Zi's dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the terms of a settlement agreement and permanent injunction in respect of a US patent infringement lawsuit;

  fluctuations in foreign exchange rates;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China ("PRC" or "China");

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;

  changes in Zi's size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of Zi's management and Zi's strategic relationships,

  investment risks associated with Zi's e-Learning investments;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.